UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of February, 2026 Commission File Number 001-37595 SANTANDER UK GROUP HOLDINGS PLC (Translation of registrant's name into English) 2 Triton Square, Regent's Place, London NW1 3AN, England (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Santander UK Group Holdings plc Quarterly Management Statement for the twelve months ended 31 December 2025

Quarterly Management Statement Q4-25 1 Santander UK Group Holdings plc Mike Regnier, Chief Executive Officer, commented: “In 2025, we made excellent progress in our ambition to become the best bank for customers, driven by the launch of innovative new products including our Edge Explorer current account and the Navigator Global platform for businesses looking to expand overseas. We invested in upgrading our branch network and supporting our communities and local businesses, with new Work Cafés providing banking services alongside free shared workspaces. Our focus on creating a digital bank with a human touch delivered improved retail customer NPS scores. Our 2025 results show strong business performance, with an increase in profit before tax to £1,510m benefitting from higher income and lower costs, as well as lower provision charges. In 2025, our gross mortgage lending increased by £9.2bn and customer deposits by £6.8bn and, looking ahead, we expect to see net lending growth continue. It is vital that the regulatory and fiscal environment is conducive to the banking sector helping people get onto the housing ladder or move home, and supporting businesses of all sizes. Healthy banks are critical for a healthy UK economy. The most significant change in 2026 is expected to be the acquisition of TSB1, for which we hope to receive regulatory approval in the first half of the year. This landmark acquisition will create the UK’s third-largest bank by personal current account balances2, enhancing the profitability of Santander UK and creating stronger competition and choice for customers. In Q1 2026, I will step down as CEO following an exciting four years that have seen Santander UK become a more efficient, customer-centric, tech-driven bank, offering better products and returning to growth in loans and deposits to deliver greater value for shareholders. Over this time, we have worked closely and effectively with Banco Santander to harness local and global capabilities. I am hugely proud of all my colleagues for their dedication and hard work. As the TSB acquisition exemplifies, our progress has led to significant investment by Banco Santander in the UK, demonstrating confidence in its long-term economic potential and a strategic commitment to UK customers.” 2025 financial and business highlights Focus on providing our customers with products and services that meet their needs; continued support for our communities • Enhanced functionality across our fast-growing digital channels as customers continue to choose digital over traditional channels. • Launched a digital account opening process for business banking as part of our ambition for growth in this market. • Renewed the Santander Cycles partnership with TfL for seven years. More than 9 million journeys were completed in 2025. • Continued to focus on customer service. Retail NPS2 scores continued to improve; ranking declined slightly to 6. 2025 profit before tax increased by £180m to £1,510m (2024: £1,330m), mainly due to higher income, and lower costs and provision charges, partly offset by higher transformation costs • Banking NIM3 of 2.23% was up 9bps (2024: 2.14%). H2-25 Banking NIM3 of 2.19% was down 7bps (H1-25: 2.26%) as expected, driven by current market conditions. • Net interest income increased 2%, driven by lower cost of deposits and supported by our structural hedge. • Operating expenses were down 3% driven by simplification and automation, including headcount reduction. • CIR3 of 52% improved 3pp, with higher income and lower costs. • Credit impairment charges were up £123m, trending to pre-pandemic levels, as previously guided. Cost of risk3 of 10bps (Dec-24: 3bps). • Provisions for other liabilities and charges were down 15%, mainly due to a lower provision charge in 2025 relating to historical motor finance commission payments, partly offset by higher transformation related charges. • RoTE3 of 10.0% (2024: 8.8%), increased mainly due to the higher profit after tax in the year. Customer loans and deposits increased, with broad based growth across all segments; LDR of 105% (Dec-24: 108%) • Mortgage loans increased to £169.0bn (Dec-24: £167.2bn); higher gross mortgage lending in 2025 of £25.3bn (2024: £16.1bn) with £14.7bn in H2-25 and £10.6bn in H1-25. Completed sale of £1.2bn of high RWA mortgage loans in Q3-25 with positive capital generation. • Improved customer funding gap; customer deposits increased to £190.2bn (Dec-24: £183.4bn) driven by growth across all segments. • Asset quality remains good. Stage 3 ratio3 of 1.17% down 23bps from Dec-24; (13bps due to high RWA mortgage sale); arrears remain low. Strong liquidity and funding, with our capital position well above regulatory requirements; we remain focused on capital efficiency • CET1 capital ratio of 15.7% (Dec-24: 14.8%); increased due to ongoing organic capital generation and a no-dividend decision for 2025, in anticipation of the acquisition of TSB. UK leverage ratio of 5.1% (Dec-24: 4.9%). We remain focused on capital optimisation. • Equivalent of £10.5bn in term issuance in 2025; we expect to issue £8.0 to 12.0bn in total for 2026. • LCR of 166% (Dec-24: 156%) increased largely due to a reduction in the customer funding gap in 2025. Strategic update • Our strategic priorities for the next three years will follow Banco Santander’s Investor Day in February 2026. • We will continue to work closely with Banco Santander, harnessing group-wide expertise to deliver efficiencies and services for customers. Outlook4 • We expect to see net lending growth continue in 2026. • Banking NIM is expected to be stable in 2026. Our structural hedge position keeps us well positioned for further Bank Rate reductions. • Cost of risk is expected to continue to trend up towards pre-pandemic levels, following a period of credit impairment write-backs in 2024. • We expect further cost efficiencies in 2026, driven by simplification and automation of our business. • We continue to monitor risks from geopolitical events and the potential impact on our customers. Notes: 1 See Appendix 7 for more on Banco Santander’s agreement to acquire TSB. 2 See Appendix 8 for more on NPS. 3 See Appendix 1 for details. 4 Does not reflect any impact of the proposed acquisition of TSB.

Income statement summary

Summarised consolidated income statement	2025 £m	2024 £m	Change %
Net interest income	4,423	4,326	2
Non-interest income[1]	373	357	4
Total operating income	4,796	4,683	2
Operating expenses before credit impairment charges, provisions and charges	(2,494)	(2,577)	(3)
Credit impairment charges	(193)	(70)	176
Provisions for other liabilities and charges	(599)	(706)	(15)
Profit before tax	1,510	1,330	14
Tax on profit	(395)	(380)	4
Profit after tax	1,115	950	17
Banking NIM[2]	2.23 %	2.14 %	9bps
CIR[2]	52 %	55 %	(3)pp

2025 profit before tax up 14% vs 2024

- Net interest income increased 2%, driven by lower cost of deposits and supported by our structural hedge.
- Non-interest income was up 4%, mainly due to higher retail and corporate fee income.
- Operating expenses were down 3%, driven by simplification and automation, including a 12-month headcount reduction of over 2,700 FTE.
- Credit impairment charges were up £123m, trending to pre-pandemic levels after a period of write-backs in 2024, as previously guided.
- Provisions for other liabilities and charges were down 15%, mainly due to a lower provision charge in 2025 relating to historical motor finance commission payments, partly offset by higher transformation related charges, including £42m in charges relating to changes to our branch network[3] in Q1-25 and other restructuring charges.

Historical motor finance commission payments

Further to the publication of the FCA's consultation paper on 7 October 2025 regarding a proposed industry-wide motor finance consumer redress scheme (Consultation), which followed the Supreme Court judgment of 1 August 2025 in Hopcraft, Wrench and Johnson (Hopcraft), the Santander UK group has reassessed the potential financial impact arising from motor finance related redress payments. On 3 December 2025, the FCA extended the pause on the handling of motor finance discretionary commission arrangement (DCA) and non-DCA commission complaints until 31 May 2026. A claim against SCUK, Santander UK and others in the Competition Appeals Tribunal which concerns SCUK's historical use of DCAs in respect of used car financing is currently paused until the end of March 2026.

The Santander UK group recognised a provision of £295m in its financial results for 2024. This provision was determined based upon the information then available. It included estimates for operational and legal costs and potential awards based on various scenarios and used a range of assumptions, including the possible outcome of an appeal to the Supreme Court in 2025 of the Court of Appeal's decision in Hopcraft.

The Santander UK group responded to the Consultation on 12 December 2025 and continues to engage constructively with the FCA in respect of its detailed consideration of the Consultation proposals. Based on its detailed consideration, the Santander UK group considers that there remains significant uncertainty regarding the ultimate outcome of the Consultation. The Santander UK group has updated its range of scenarios which has resulted in an additional estimated charge of £183m, increasing the total provision to £461m. This continues to include estimates for operational and legal costs and potential awards reflecting an increased likelihood of a higher number of cases than had previously been predicted as eligible for redress as well as an increased possibility that a remedy is sought to be imposed which extends beyond reversing any damaging financial consequences caused by any unfair relationships. The provision is based on various scenarios using a range of assumptions, including potential changes to the proposed scheme following responses to the Consultation or publication of the FCA's final scheme rules.

There continue to be significant uncertainties as to the nature, extent and timing of redress payments. The ultimate financial impact could be materially higher or lower than the amount provided.

Notes:

1 Comprises 'Net fee and commission income' and 'Other operating income'.
2 See Appendix 1 for details.
3 See Q1-25 Quarterly Management Statement furnished on Form 6-K with the U.S. Securities and Exchange Commission (SEC) on 30 April 2025 for more on changes to our branch network.

Quarterly Management Statement Q4-25 2 Santander UK Group Holdings plc

Balance sheet summary[1]

Customer loans, customer deposits and wholesale funding	2025 £bn	2024 £bn
Customer loans	200.6	197.9
Customer deposits	190.2	183.4
Total wholesale funding	52.6	56.1

Customer loans	2025 £bn	2024 £bn
Retail & Business Banking	175.2	173.8
– Mortgages	169.0	167.2
– Credit Cards	3.1	2.8
– Unsecured Personal Loans	2.0	2.1
– Overdrafts	0.4	0.5
– Business Banking	0.7	1.2
Consumer Finance	5.0	4.8
Corporate & Commercial Banking	18.9	18.0
Corporate Centre	1.5	1.3
Total	**200.6**	**197.9**

Prudent approach to risk evident across our customer loan portfolio. Broad based growth across all segments

- **Mortgages:** higher gross mortgage lending in 2025 of £25.3bn (2024: £16.1bn) with £14.7bn in H2-25 and £10.6bn in H1-25.
- **Credit Cards:** 54% (Dec-24: 56%) of customers repay their full balance each month.
- **Unsecured Personal Loans**: average customer balance of £6k (Dec-24: £6k).
- **Overdrafts**: relatively small balance of £0.4bn (Dec-24: £0.5bn).
- **Business Banking**: includes £0.6bn (Dec-24: £1.1bn) of BBLS with 100% Government guarantee.
- **Consumer Finance**: 98% (Dec-24: 95%) of lending is collateralised on vehicles.
- **CCB**: customers remain largely resilient with overall improvement in asset quality.

Customer deposits	2025 £bn	2024 £bn
Retail & Business Banking	155.7	151.8
– Current accounts	59.4	62.3
– Savings	82.5	74.8
– Business Banking	8.6	9.5
– Other retail products	5.2	5.2
Corporate & Commercial Banking	24.4	22.1
Corporate Centre	10.1	9.5
Total	**190.2**	**183.4**

Customer deposits increased by £6.8bn in 2025, driven by growth across all segments

- Savings increased following a successful ISA season, successful deposit campaigns, including cahoot, and customer migration from Current Accounts.
- Cost of deposits continued to fall from last year's peak.

Notes:

1 See Appendix 6 for detailed balance sheet.

Quarterly Management Statement Q4-25 3 Santander UK Group Holdings plc

Credit quality

Customer loan quality	2025			2024		
	Stage 1[1]	Stage 2[1]	Stage 3[1]	Stage 1[1]	Stage 2[1]	Stage 3[1]
	%	%	%	%	%	%
Retail & Business Banking	90.1	9.0	0.95	88.6	10.2	1.16
- Mortgages	90.3	8.8	0.88	88.8	10.1	1.07
- Credit Cards	84.6	13.5	2.88	81.9	16.4	2.75
- Unsecured Personal Loans	89.6	9.3	1.07	90.5	8.3	1.20
- Overdrafts	41.8	52.3	6.87	53.9	39.5	7.40
- Business Banking	84.2	10.2	5.65	86.0	7.0	7.10
Consumer Finance	92.3	6.7	0.96	92.2	7.0	0.77
Corporate & Commercial Banking	89.1	7.6	3.42	84.8	11.6	3.96
Corporate Centre	99.3	0.5	0.15	99.6	0.1	0.22
Total	**90.1**	**8.8**	**1.17**	**88.4**	**10.2**	**1.40**

Arrears over 90 days past due	31 December 2025	31 December 2024
	%	%
Retail & Business Banking		
- Mortgages	0.65	0.80
- Credit Cards	0.55	0.56
- Unsecured Personal Loans	0.78	0.88
- Overdrafts	3.09	3.05
- Business Banking	3.83	3.89
Consumer Finance	0.44	0.53
Corporate & Commercial Banking	1.04	1.04

Loans in Stage 2 and Stage 3 improved, highlighting underlying asset quality and sale of high RWA mortgage assets

- Mortgage loans in Stage 2 and 3 decreased, supported by the Q3-25 sale of high RWA mortgage assets. Stage 2 ratios increased across the smaller retail unsecured portfolios, mainly overdrafts, due to an increase in the SICR criteria for non-arrears Stage 2 loans.
- CCB loans in Stage 2 and 3 decreased, driven by overall improvement in asset quality.

ECL provision

- ECL provision decreased by £57m to £813m (Dec-24: £870m), reflecting reductions across almost all portfolios. The decrease was mainly driven by mortgages due to refinance-related JA releases, economic updates and the sale of high RWA mortgages in Q3-25.
- 12-month gross write-off utilisation of £248m (2024: £230m).

ECL - 100% weight to each scenario	Upside	Base case	Downside 1	Downside 2	Weighted
	£m	£m	£m	£m	£m
Retail & Business Banking	358	382	484	690	427
Consumer Finance	62	62	64	64	63
Corporate & Commercial Banking	311	318	352	366	323
Corporate Centre	—	—	—	—	—
Total	**731**	**762**	**900**	**1,120**	**813**
Scenario weights	15 %	50 %	25 %	10 %	100 %

Notes:

1 See Appendix 1 for details.

Quarterly Management Statement Q4-25 4 Santander UK Group Holdings plc

Economic scenarios

Economic scenarios were updated for Q4-25 to reflect the latest market data, including expectations for inflation and Bank Rate

- Base case was updated to reflect back data changes to GDP pushing up growth. We anticipate a modest rise in unemployment as firms adjust to the higher cost of employment.
- Upside scenario incorporates a quicker economic performance, driven by an improvement in the supply side of the economy.
- The downside scenarios capture a range of risks, including further escalation of geopolitical events, continuing weaker investment (reflecting the unstable environment and higher cost of employment), a continuing and significant mismatch between job vacancies and skills (as well as a smaller labour force) and a return to upside inflation surprises causing interest rates to remain at higher levels for longer.

Economic scenarios[1]		Upside %	Base case %	Downside 1 %	Downside 2 %	Weighted %
GDP	2024 (actual)	1.1	1.1	1.1	1.1	1.1
(Calendar year annual growth rate)	2025	1.5	1.4	1.3	1.3	1.4
	2026	1.7	1.0	(0.4)	(3.3)	0.3
	2027	2.3	1.4	—	(1.0)	0.9
	2028	2.5	1.4	0.4	1.4	1.3
	2029	2.6	1.5	0.4	1.4	1.4
	Start to trough[2]	n/a	n/a	(0.7)	(5.0)	n/a
Bank Rate	2024 (actual)	4.75	4.75	4.75	4.75	4.75
(at 31-Dec for each period)	2025	3.75	3.75	3.75	3.75	3.75
	2026	3.00	3.25	4.50	2.00	3.40
	2027	3.00	3.25	3.25	1.50	3.04
	2028	3.00	3.25	3.25	2.50	3.14
	2029	3.00	3.25	3.25	2.75	3.16
	5-year peak	3.75	3.75	4.50	3.75	3.79
HPI	2024 (actual)	4.0	4.0	4.0	4.0	4.0
(Q4 annual growth rate)	2025	2.3	1.5	0.1	0.3	1.2
	2026	4.1	2.5	(5.3)	(12.1)	(0.6)
	2027	4.5	3.0	(4.4)	(11.9)	0.2
	2028	4.5	3.0	0.7	(4.9)	2.1
	2029	4.5	3.0	3.4	7.2	3.7
	Start to trough[2]	n/a	n/a	(10.2)	(28.0)	(0.3)
Unemployment	2024 (actual)	4.4	4.4	4.4	4.4	4.4
(at 31-Dec for each period)	2025	4.7	4.8	5.1	5.2	4.9
	2026	4.7	4.9	5.7	6.8	5.3
	2027	4.1	4.7	5.8	8.5	5.3
	2028	4.0	4.4	5.8	7.9	5.0
	2029	4.0	4.3	5.9	7.1	4.9
	5-year peak	4.7	4.9	6.0	8.5	5.3
CRE price growth	2024 (actual)	0.5	0.5	0.5	0.5	0.5
(Q4 annual growth rate)	2025	2.1	1.7	(0.2)	(0.8)	1.0
	2026	6.7	2.2	(3.1)	(16.8)	(0.3)
	2027	5.8	2.5	(1.9)	(7.2)	1.2
	2028	3.6	2.2	(0.8)	2.5	1.8
	2029	4.0	1.9	0.3	3.0	2.0
	Start to trough[2]	n/a	n/a	(6.7)	(24.1)	(0.1)
Scenario weights		15 %	50 %	25 %	10 %	100 %

Notes:
1 Our Q4-25 forecast used for ECL calculation.
2 GDP, HPI and CRE start is taken from the level at Q3-25.

Quarterly Management Statement Q4-25 5 Santander UK Group Holdings plc

Capital, liquidity and funding

Key metrics	31 December 2025		31 December 2024	
	£bn	%	£bn	%
Capital				
CET1 capital	10.7	15.7	9.9	14.8
Total qualifying regulatory capital	14.6	21.3	13.9	20.9
T1 Capital / UK Leverage	12.8	5.1	11.8	4.9
RWA	68.3		66.6	
Liquidity				
Liquid assets / LCR	51.0	166	47.8	156
Funding				
Loan to deposit ratio		105		108
Wholesale funding[1]	52.6		56.1	
of which with a residual maturity of less than one year	13.4		19.7	

Capital ratios well above regulatory requirements

- CET1 capital ratio increased to 15.7% due to ongoing organic capital generation and a no-dividend decision for 2025, partially offset by higher RWAs. In anticipation of the proposed acquisition of TSB by Santander UK (subject to regulatory approvals and other consents), in Aug-25 the Board passed a resolution to cancel the dividends that were accrued in the CET1 capital ratio calculations at Jun-25.
- UK leverage exposure increased to £251.7bn (Dec-24: £242.4bn) as a result of active balance sheet management.

Strong liquidity position

- LCR of 166% (Dec-24: 156%), increased largely due to a reduction in the customer funding gap in 2025.
- LCR eligible liquid assets surplus of £20.1bn to regulatory requirements.
- NSFR of 135% (Dec-24: 136%).
- LCR eligible liquidity pool of £51.0bn (Dec-24: £47.8bn), includes £31.7bn cash and central bank reserves (Dec-24: £32.2bn).

Diversified funding across well-established issuance programmes

- LDR of 105% (Dec-24: 108%), with higher customer loans and customer deposits, and an improved customer funding gap.
- Issued £10.5bn Sterling equivalent term issuance in 2025, including Covered Bond, RMBS, AT1 and Senior Unsecured issuances[2].
- Repaid £7.1bn in TFSME in 2025, with an outstanding balance of £3.9bn at Dec-25, of which £2.5bn is due for repayment in 2027 and £1.4bn is due in 2031.
- We expect to issue £8.0 to 12.0bn of term issuance in 2026, including the £1.25bn equivalent issued in Jan-26.

Structural hedge evolution

- Santander UK plc's structural hedge position decreased to £103bn at Dec-25 (Dec-24: £110bn), with an average duration of 2.3 years (Dec-24: 2.4 years).
- Our structural hedge position keeps us well positioned for further Bank Rate reductions.

Significant Risk Transfers (SRTs)

- As part of our strategy aimed at driving balance sheet optimisation, Santander UK completed four SRTs in the year (2024: five).
- 2025 transactions covered Retail & Business Banking, Corporate & Commercial Banking and Consumer Finance assets.

Notes:

1 See Appendix 1 for details.

2 See Appendix 5 for more on our 2026 funding plans.

Quarterly Management Statement Q4-25 6 Santander UK Group Holdings plc

Quarterly Management Statement Q4-25 7 Santander UK Group Holdings plc Summary segmental information Customer loans 2025 2024 £bn £bn Retail & Business Banking 175.2 173.8 Consumer Finance 5.0 4.8 Corporate & Commercial Banking 18.9 18.0 Corporate Centre 1.5 1.3 Total 200.6 197.9 Customer deposits 2025 2024 £bn £bn Retail & Business Banking 155.7 151.8 Consumer Finance — — Corporate & Commercial Banking 24.4 22.1 Corporate Centre 10.1 9.5 Total 190.2 183.4 RWA 2025 2024 £bn £bn Retail & Business Banking 43.4 42.0 Consumer Finance 7.8 7.2 Corporate & Commercial Banking 12.4 13.0 Corporate Centre 4.7 4.4 Total 68.3 66.6 Profit / (loss) before tax 2025 2024 £m £m Retail & Business Banking 1,284 1,226 Consumer Finance (76) (175) Corporate & Commercial Banking 322 351 Corporate Centre (20) (72) Total 1,510 1,330 Retail & Business Banking • Customer loans and deposits increased as we returned to growth. • Profit before tax was up, mainly due to higher income, and lower costs and provision charges, partly offset by higher credit impairment charges and transformation costs, including charges relating to changes in our branch network. Consumer Finance • Customer loans increased slightly, and we continue to focus on value and capital generation. • Loss before tax decreased, mainly due to lower provision charges in respect of historical motor finance commission payments. Corporate & Commercial Banking • Continued focus on high-value and international business, with over 400 new clients onboarded in 2025. • Profit before tax was down, mainly due to higher credit impairment charges, partly offset by cost discipline. Corporate Centre • Loss before tax improved, mainly due to higher income on liquid assets.

Quarterly Management Statement Q4-25 8 Santander UK Group Holdings plc Appendix 1 - Calculations • Banking NIM: Annualised net interest income divided by average customer loans for the period (2025: £198,779m; 2024: £201,968m). • Cost of risk: Sum of credit impairment (charges) or write-backs for the last 12-month period as a percentage of average customer loans for the last 12 months (2025: £198,779m; 2024: £201,968m). • CIR: Total operating expenses before credit impairment (charges) or write-backs, provisions and charges as a percentage of the total of net interest income and non-interest income. • Non-interest income: Net fee and commission income plus other operating income. • Stage 1 ratio: Sum of Stage 1 drawn assets divided by the sum of total drawn assets. • Stage 2 ratio: Sum of Stage 2 drawn assets divided by the sum of total drawn assets. • Stage 3 ratio: Sum of Stage 3 drawn and undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets. • RoTE: Profit after tax attributable to equity holders of the parent, divided by average shareholders’ equity less average AT1 securities and average goodwill and other intangible assets. • Wholesale funding: Deposits by customers reported in Corporate Centre, debt securities in issue, subordinated liabilities, AT1 issuance and Central Bank facilities, TFSME and indexed-long term repos used for funding. Movement in Banking NIM Movement in Banking NIM (Annual) % 2024 Banking NIM 2.14 Loan margins (0.11) Structural deposit margins 0.27 Fixed and variable deposit margins (0.06) Funding, liquidity & other (0.01) 2025 Banking NIM 2.23 Movement in Banking NIM (Half-Yearly) % H1-25 Banking NIM 2.26 Loan margins (0.07) Structural deposit margins 0.13 Fixed and variable deposit margins (0.13) Funding, liquidity & other — H2-25 Banking NIM 2.19 • Loan margins: Customer rate less relevant risk-free rate. • Structural deposit margins: Customer rate less gross structural hedge yield. • Fixed and variable deposit margins: Customer rate less applicable swap rate or Bank Rate for fixed rate and variable rate deposits respectively. • Funding, liquidity & other: Mainly wholesale funding coupon less Bank Rate or SONIA, and income from the eligible liquidity pool.

Quarterly Management Statement Q4-25 9 Santander UK Group Holdings plc Appendix 1 - Calculations continued RoTE Overview RoTE calculation 2025 2024 £m £m Profit after tax 1,115 950 Profit due to equity holders of the parent (A) 1,115 950 Average shareholders' equity 14,809 14,530 Less average AT1 securities (2,100) (2,148) Average ordinary shareholders' equity 12,709 12,382 Average goodwill and other intangible assets (1,525) (1,544) Average tangible equity (B) 11,184 10,838 RoTE (A/B) 10.0% 8.8 % Appendix 2 - Interest rate risk The table below shows how our net interest income would be affected by a parallel shift (both up and down) applied instantaneously to the yield curve. Sensitivity to parallel shifts represents the amount of risk in a way that we think is both simple and scalable. 12-month net interest income sensitivity1 2025 2024 £m £m +100bps 284 166 -100bps (198) (200) Notes: 1 Based on modelling assumptions of repricing behaviour.

Quarterly Management Statement Q4-25 10 Santander UK Group Holdings plc Appendix 3 - Mortgages Interest rate profile 2025 2024 Fixed rate 92% 90 % Variable rate 6% 7 % Standard Variable Rate (SVR) 1% 2 % Follow on Rate (FoR) 1% 1 % Average balance weighted LTV 2025 2024 Stock 52% 51 % New Business 65% 64 % London lending (new business) 64% 64 % Borrower profile 2025 2024 Home movers 42% 42 % Remortgagers 28% 27 % First-time buyers 21% 22 % Buy-to-let 9% 9 % Additional mortgage information 2025 2024 Proportion of mortgage internal transfers retained online 79% 77 % Average loan size (stock)3 £201k £193k Average loan size (new business) £254k £246k Movement in mortgage lending £bn 1 January 2025 167.2 New business 25.3 Redemptions and repayments (23.5) 31 December 2025 169.0 Internal transfers of £36.5bn in 2025. Internal transfers relate to current customers switching from one product to another. Notes: 1 Home movers include both existing customers moving house and taking out a new mortgage with us, and customers who switch their mortgage to us when they move house. 2 Remortgagers are new customers who are taking a new mortgage with us. 3 Average initial advance of existing stock.

Appendix 4 - Capital

Regulatory capital requirements

Regulatory headroom	CET1 capital £bn	UK leverage £bn	Total capital £bn	MREL £bn
Dec-25 position	10.7	12.8	14.6	24.7
Minimum requirement	7.8	10.8	11.5	20.0
Distance to MDA / excess	**2.9**	**2.0**	**3.1**	**4.7**

Regulatory headroom	CET1 capital %	UK leverage %	Total capital %	MREL %
Dec-25 position	15.7	5.1	21.3	36.1
Minimum requirement	11.4	4.0	16.8	29.4
Distance to MDA / excess	4.3	1.1	4.5	6.7

Minimum requirement breakdown (%)	CET1 capital %	UK leverage %	Total capital %	MREL %
Pillar 1	4.5	—	8.0	—
Pillar 2A	2.4	—	4.3	—
Capital conservation buffer	2.5	—	2.5	2.5
Countercyclical capital buffer	2.0	0.7	2.0	2.0
Base leverage	—	3.3	—	—
Leverage (6.75% leverage)	—	—	—	24.9
Minimum Requirement	11.4	4.0	16.8	29.4

Distance to MDA/excess for CET1 capital, total capital and MREL ratios are measured on HoldCo requirements and exclude a 1.0% RFB systemic buffer and a 0.35% additional leverage ratio buffer.

Capital generation

Movement in CET1 Capital Ratio	%
1 January 2025	**14.8**
Profit	1.7
Expected loss less provisions and pension	(0.2)
RWAs	(0.4)
AT1 coupons	(0.2)
Ordinary dividends	—
31 December 2025	15.7

In anticipation of the proposed acquisition of TSB by Santander UK (subject to regulatory approvals and other consents), in Aug-25 the Board passed a resolution to cancel the dividends that were accrued in the CET1 capital ratio calculations at Jun-25.

Quarterly Management Statement Q4-25 11 Santander UK Group Holdings plc

Quarterly Management Statement Q4-25 12 Santander UK Group Holdings plc Appendix 5 - Funding Wholesale funding 31 December 2025 31 December 2024 £bn £bn Short term funding 5.8 7.2 Medium term funding 42.8 44.6 Capital instruments 4.0 4.3 Total 52.6 56.1 Wholesale funding excludes Foreign exchange and hedge accounting, and Other (including accrued interest). Total wholesale funding consists of items classified in the balance sheet as Financial liabilities at amortised cost, Financial liabilities designated at fair value, and Other equity instruments. Of which: Medium term funding 31 December 2025 31 December 2024 £bn £bn Senior unsecured issuance from Santander UK Group Holdings plc 11.2 10.6 Senior unsecured issuance from Santander UK plc 3.2 1.7 Covered bonds 18.9 17.4 RMBS and ABS 5.6 3.9 TFSME 3.9 11.0 Total 42.8 44.6 Capital instruments 31 December 2025 31 December 2024 £bn £bn Subordinated liabilities 1.9 2.2 AT1 2.1 2.1 Total 4.0 4.3 Term issuance 2025 2026 expected issuances £bn £bn Senior unsecured issuance from Santander UK Group Holdings plc 3.0 2.0 to 3.0 Senior unsecured issuance from Santander UK plc 2.0 1.0 to 1.5 Subordinated liabilities and equity (inc. AT1) 0.5 0.5 to 1.5 Covered bonds 2.7 3.0 to 3.5 RMBS and ABS 2.3 1.5 to 2.5 Total 10.5 8.0 to 12.0 £500m AT1 issued in Feb-25 was fully subscribed by Banco Santander.

Quarterly Management Statement Q4-25 13 Santander UK Group Holdings plc Appendix 6 - Balance sheet Balance sheet information Assets 2025 2024 £bn £bn Customer loans 200.6 197.9 Loans to JVs, accrued interest, ECL and other 5.4 5.0 Loans and advances to customers 206.0 202.9 Cash at central banks 32.6 33.1 Reverse repurchase agreements 17.7 10.3 Other financial assets 11.7 15.2 Other assets - non-interest earning 6.0 5.6 Total assets 273.9 267.1 Liabilities and Equity 2025 2024 £bn £bn Customer deposits 190.2 183.4 Deposits from JVs, accrued interest and other 2.1 2.4 Deposits by customers 192.3 185.8 Financial liabilities at amortised cost 51.6 54.0 Repurchase agreements 9.0 8.6 Other liabilities - non-interest bearing 5.5 4.6 Total liabilities 258.4 253.0 Shareholders' equity 15.5 14.1 Total liabilities and equity 273.9 267.1

Quarterly Management Statement Q4-25 14 Santander UK Group Holdings plc Appendix 7 - Banco Santander’s acquisition of TSB from Sabadell On 1 July 2025, Banco Santander announced that it reached an agreement to acquire 100% of TSB from Sabadell, with a valuation of £2.65bn in an all-cash transaction. Completion of the transaction is expected to occur in the first half of 2026. The transaction remains subject to regulatory approvals. TSB is a well-established UK retail bank with a nationwide network of 175 branches and outlets, and a growing digital presence. It serves approximately 5 million customers, primarily in the personal and small business segments, with £34bn in mortgages (2% market share in the UK) and £35bn in deposits. The acquisition further strengthens Banco Santander’s position in one of its core markets, expanding its customer base and lending capacity across the UK. Banco Santander intends to integrate TSB in the Santander UK group. Santander UK would become the third largest bank in the country by personal current account balances and number four in mortgages1. The integration would be subject to regulatory and other approvals. When combined, the two banks would serve nearly 28 million retail and business customers nationwide, giving TSB customers access to Banco Santander’s international network and allowing them to benefit from Banco Santander’s leading technology platforms. Proven integration capability Banco Santander is one of the largest international investors in the UK financial services industry, having successfully acquired and integrated Abbey National plc in 2004 and both Alliance & Leicester plc and the Bradford & Bingley savings business in 2008. It has a proven track record in successful banking platform migrations. By integrating technology across Santander UK and TSB, Banco Santander expects to unlock substantial operational efficiencies and support long-term profitability through a simplified, scalable digital banking model. We are fully committed to ensuring a seamless integration, by leveraging our market leading technology and significant experience. Maintaining the highest levels of service for customers across both banks will be a key priority and we will support all colleagues through the transition, as we invest in building a stronger bank for the future. Appendix 8 - Other Retail NPS Our customer experience research was subject to independent third party review. We measured the main banking NPS of 17,730 consumers on a six month basis using a 11-point scale (% Top 2 – % Bottom 7). The reported data is based on the six months ended 31 December 2025, and the competitor set included in the ranking analysis is Barclays, Halifax, HSBC, Lloyds Bank, Nationwide, NatWest Group (NatWest & RBS) and TSB. Dec-25: NPS ranked 6th for Retail, we note a margin of error which impacts those from 4th to 6th and makes their rank statistically equivalent. Dec-24: NPS ranked 5th for Retail, we note a margin of error which impacts those from 2nd to 6th and makes their rank statistically equivalent. Notes: 1 Banco Santander industry analysis using latest public data available on 1 July 2025.

Quarterly Management Statement Q4-25 15 Santander UK Group Holdings plc List of abbreviations ABS Asset-Backed Securities AT1 Additional Tier 1 Banco Santander Banco Santander, S.A. Banking NIM Banking Net Interest Margin BBLS Bounce Back Loan Scheme BTL Buy-To-Let CCB Corporate & Commercial Banking CET1 Common Equity Tier 1 CIB Corporate & Investment Banking CIR Cost-to-Income Ratio CRE Commercial Real Estate ECL Expected Credit Losses FoR Follow on Rate FCA Financial Conduct Authority FSCS Financial Services Compensation Scheme GDP Gross Domestic Product HoldCo Holding Company (Santander UK Group Holdings plc) HPI House Price Index IFRS International Financial Reporting Standards LCR Liquidity Coverage Ratio LDR Loan-to-Deposit Ratio LTV Loan-To-Value MDA Maximum Distributable Amount n.a. Not applicable NPS Net Promoter Score NSFR Net Stable Funding Ratio O-SII Other Systemically Important Institutions PRA Prudential Regulation Authority RFB Ring-fenced Bank RoTE Return on Tangible Equity RMBS Residential Mortgage-Backed Securities RWA Risk-Weighted Assets Sabadell Banco de Sabadell, S.A. Santander UK Santander UK Group Holdings plc SVR Standard Variable Rate TfL Transport for London TFSME Term Funding Scheme with additional incentives for SMEs TSB TSB Banking Group plc UK United Kingdom

Quarterly Management Statement Q4-25 16 Santander UK Group Holdings plc Additional information about Santander UK and Banco Santander Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. The bank serves its customers via a nationwide branch network, telephone, mobile and online banking. Santander UK is subject to the full supervision of the FCA and the PRA in the UK. Santander UK plc customers’ eligible deposits are protected by the FSCS in the UK. Banco Santander (SAN SM, STD US, BNC.LN) is a leading commercial bank, founded in 1857 and headquartered in Spain and one of the largest banks in the world by market capitalisation. The group’s activities are consolidated into five global businesses: Retail & Commercial Banking, Digital Consumer Bank, Corporate & Investment Banking (CIB), Wealth Management & Insurance and Payments (PagoNxt and Cards). This operating model allows the bank to better leverage its unique combination of global scale and local leadership. Banco Santander aims to be the best open financial services platform providing services to individuals, SMEs, corporates, financial institutions and governments. The bank’s purpose is to help people and businesses prosper in a simple, personal and fair way. Banco Santander has a listing of its ordinary shares on the London Stock Exchange and Santander UK plc has preference shares listed on the London Stock Exchange. Contacts Thuy Dinh Investor Relations ir@santander.co.uk Stewart Todd Head of Communications and Responsible Banking mediarelations@santander.co.uk Basis of presentation The information in this statement is unaudited and does not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006 (the Act). The statutory accounts for the year ended 31 December 2024 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act. This statement provides a summary of the unaudited business and financial trends for the twelve months ended 31 December 2025 for Santander UK Group Holdings plc and its subsidiaries (Santander UK), including its principal subsidiary Santander UK plc. The unaudited business and financial trends in this statement only pertain to Santander UK on a statutory basis. Unless otherwise stated, references to results in previous periods and other general statements regarding past performance refer to the business results for the same period in 2024. Disclaimer Santander UK Group Holdings plc (Santander UK) and Banco Santander caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections, and Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors in the forward-looking statements on page 242 of the Santander UK Group Holdings plc 2024 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on 7 March 2025. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK, Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter. Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK. Nothing in this announcement constitutes or should be construed as constituting a profit forecast. None of the websites referred to in this Quarterly Management Statement, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Quarterly Management Statement.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. SANTANDER UK GROUP HOLDINGS PLC By: / s / Angel Santodomingo Angel Santodomingo Chief Financial Officer Dated: 4 February 2026